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                 [Letterhead of Holmes Protection Group, Inc.]

                                     [LOGO]

                                                                 January 6, 1998

To Our Stockholders:

    We are pleased to inform you that on December 28, 1997, Holmes Protection Group, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tyco International Ltd. ("Tyco") and T9 Acquisition Corp. ("Purchaser"), an indirect wholly owned subsidiary of Tyco, pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share ("Common Stock"), for a cash price of $17.00 per share. The Offer is conditioned upon, among other things, the tender of at least 51% of the Common Stock outstanding on a fully diluted basis. The Merger Agreement provides that following consummation of the Offer, Purchaser will be merged (the "Merger") with and into the Company, and those shares of Common Stock that are not acquired in the Offer will be converted into the right to receive $17.00 per share of Common Stock in cash.

    The Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying
Schedule 14D-9, including the opinion of the Company's financial advisor, J.P. Morgan Securities Inc. ("J.P. Morgan"), to the effect that, as of the date of such opinion, the consideration to be paid to the stockholders of the Company pursuant to the Merger Agreement in the Offer and the Merger is fair to the holders of Common Stock from a financial point of view. A copy of J.P. Morgan's written opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitation on, the review by J.P. Morgan in rendering its opinion, is attached to the Schedule 14D-9 as Schedule I.

    The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ George V. Flagg

                                          George V. Flagg

                                          President and Chief Executive Officer